Reliance Global Group, Inc.

300 Blvd. of the Americas Suite 105

Lakewood, NJ 08701

May 25, 2022

Eric Envall

Sandra Hunter Berkheimer

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Reliance Global Group, Inc.
Amendment No. 1 to Registration
Statement on Form S-1 Filed May 3, 2022
File No. 333-262445

Gentlepersons:

We are responding to your letter to Reliance Global Group, Inc. (the “Company”) dated May 9, 2022 (the “Letter”). We have included your comments (in bold) for ease of reference with our responses below each comment.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed May 3, 2022

General

1.	We note your response to comment 1; however given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, we are unable to agree that this is a resale transaction. Please name the investors as underwriters and disclose the price at which the shares of common stock will be sold. Alternatively, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i).

The Company contends that the private placement transaction in question here is a secondary offering and not a primary offering under Securities Act Rule 415(a)(1). Rule 415(a)(1) states: “a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary….”

The offering is not the type of transaction about which the staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act Rules clearly supports a conclusion that the offering does not amount to a distribution by the selling stockholders on behalf of the Company.

We understand that several years ago the staff became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. The staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the securities involved. In many of these “toxic” transactions, an issuer would commit to issuing convertible securities with a conversion price that floated with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock - in many cases, well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares of common stock after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

To combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior staff members of the SEC’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their securities registered.

We understand that to monitor these types of transactions, the staff implemented a process by which it compared the number of securities that an issuer sought to register with the number of securities of that class that were outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the staff was instructed to look more closely at any situation in which an offering involved more than approximately one-third of the issuer’s public float. If an issuer sought to register more than one-third of its public float, then the staff was instructed to examine the transaction to see if it implicated staff concerns that a secondary offering might be a “disguised” primary offering for purposes of Rule 415. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.

It has been reported that the staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. (See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.)

As discussed below, the transaction (the “Financing”) pursuant to which institutional investors (the “Investors”) acquired the securities for which the Company seeks registration was a valid private placement made in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The securities are shares of common stock and warrants to purchase common stock, with only preferred stock, which converts on a fixed price, merely acting as a way for the Investors to not exceed the affiliate blocker provisions. the Company entered into a binding Purchase Agreement for the sale of the securities to the Investors at a fixed purchase price 40 days prior to the date the Registration Statement was filed. Each of the Investors unconditionally paid the aggregate purchase price, in full, to the Company for its securities 29 days prior to the date the Registration Statement was filed. Thus, the Investors were at market risk from the moment the Purchase Agreement was executed and continue to be at market risk today. The only price adjustments are if the Company enters into a transaction at a lower price than the $4.09 price in the financing, which is not a market risk adjustment.

In short, the Financing does not possess any of the toxic post-closing re-pricing features that have historically given rise to the staff’s concerns under Rule 415. Furthermore, we believe that a careful consideration of all of the factors enumerated in the Interpretation amply supports the conclusion that the Financing is a valid secondary offering and not an offering “by or on behalf of the registrant.”

As stated in CDI 214.01, the analysis here is a factual one, and the following factors should be taken into account:

●	Length of time that the selling shareholders have held the shares. In this case, the transaction closed in early January 2022, so the shares have been held approximately five months. The Staff should note that by the time the comments are cleared, it will likely be over five months and closer to six. Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the issuer. Here, the Investors have now held its shares of Common Stock for more than 5 months as of the date of this letter. The length of time during which the Investors have held the shares prior to an effective Registration Statement demonstrates that the investors are not underwriters who purchased the shares with an intent to distribute them. Additionally, although the investors have bargained for registration rights as part of the private placement pursuant to which the shares in question were issued, registration rights, in and of themselves, do not evidence an intent on the part of the Investors to sell shares.

●	Circumstances surrounding receipt of shares. The shares in this transaction are issued in conjunction with a financing that is subject to shareholder approval, for which an Information Statement on Schedule 14C was filed (both Preliminary and Definitive), and which became automatically effective on or about May 18, 2022 (20th calendar day after mailing), so that shareholders have fully approved this secondary offering. Note that a good portion of the shares approved are issued as Preferred Stock to address ownership not to exceed 4.99% or 9.99%, for each investor, respectively.

Furthermore, Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts: “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added). Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M. Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares covered by the Registration Statement were registered. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.

Lastly, The issuance of the shares to the investors was a bona fide private offering pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. Each Investor also made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities.

●	Relationship to the issuer. Neither investor has a relationship with the Company other than being an investor in the Company.

●	Amount of shares. The Company concedes the amount of shares is large, but in recent years, the Commission has permitted offerings to go forward with similarly large secondary offerings on a percentage basis. The regulatory trend over the past decade has mainly sought to protect abuses from extremely toxic transactions, such as those from toxic convertible debt transactions, while the transaction in question is a common stock and warrant deal (with preferred stock to deal with blocker considerations, and temporary prepaid warrants until May 18, 2022 when shareholder approval is obtained and the prepaid warrants convert back into shares of common stock), and thus not the focus of the traditional toxic debt PIPE concerns, which came about in the early 2000s (see Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.).

●	Whether selling shareholders are in the business of underwriting securities. To the Company’s knowledge, neither investor is in the underwriting business.

●	Whether under all circumstances it appears that the seller is acting as a conduit for the issuer. Under all circumstances, the investors are not acting as a conduit for the Company. The shares were issued with resale registration rights subject to blocker provisions and subject to a shareholder approval requirement. Given the length of time here and the other impediments, it is clear that the investors are not a conduit for the issuer to issue shares. Any proceeds from sales under the Registration Statement will flow to the investors and not the Company. In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

It is important to note that in the RELI transaction, there are no convertible securities with a floating price. This was a common stock and warrant transaction with warrants at a fixed exercise price (with preferred stock, as noted above, used to protect blocker requirements). Furthermore, when the closing of the PIPE was announced via a Current Report on Form 8-K, the per share price for the Company’s common stock was $6.75 and closed at $6.10 the subsequent day, and then it did not close again below $6.75 until the end of January 2022 (with the more recent price decreases in line with the negative market trends encountered by the market in general). To date, not a single share from the PIPE has been sold, and the Company received shareholder approval for the transaction which was effective on May 18, 2022.

Shares Eligible for Future Sale, page 44

2. You disclose on the cover page that your selling shareholders are offering up to 24,449,880 shares of your common stock. In addition, you disclose here that, “Based on the number of shares of common stock outstanding as of January 10, upon the completion of this offering we will have 16,086,085 shares of common stock outstanding, assuming (1) no exercise of the underwriter’s option to purchase additional shares of common stock and (2) no exercise of outstanding options or warrants.” Please revise this section as appropriate to indicate the current number of shares outstanding as well as the number of shares that may be outstanding following this offering. In addition, please revise if necessary your Security Ownership table on page 43 as of the most practicable date.

Please note that the registration rights agreement entered into with respect to the Financing requires registering shares of common stock issuable in the Financing. The share breakdown is as follows: (i) 2,670,892 shares of our common stock, (ii) 2,219,084 shares of our common stock issuable to the selling stockholders upon conversion of 9,076 shares of our Series B Preferred Stock, and (iii) 19,559,904 shares of our common stock consisting of 200% of the shares of our common stock issuable upon full exercise of our Series B Warrants issued to the selling stockholders. So, only 4,889,976 shares are being registered for already issued common stock, and the balance of 19,559,904 shares is attributable to 200% of the shares issuable upon exercise of warrants issued in the Financing. So, giving effect to the 4,889,976 shares issued in the Financing (and with the prepaid warrants which were temporarily in place until the shareholder approval was effective), there are 16,227,098 shares of Common Stock issued and outstanding.

We thank you in advance for your kind attention to our responses. In connection with responding to the Staff’s comments the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that this response answers the staff’s questions, but please contact our counsel, Jolie Kahn, at joliekahnlaw@sbcglobal.net or (516) 217-6379 if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Ezra Beyman
Ezra Beyman
Chief Executive Officer